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About us

Pre-register

Coming Soon. Invest for Impact.

Sustainable change for as little as $10

Creci is already enabling small businesses to make a huge, measurable impact in communities. With your help, we can to do much, much more!

Soon, we will make it possible for US investors to financially support small businesses and entrepreneurs in Latin America and the United States with as little as a $10 investment. Your investment will receive a very competitive fixed return and help businesses make a positive impact in our communities!

Pre-register and we'll notify you when the platform is ready, you can be amongst the first people to invest in helping us change the world!

U.S.investors only

Pre-register now!

These Creci clients are already making a significant impact

Become an impact investor to help them and others grow

By using this website you accept our terms of use. Accept

Bareke TEJEMOS CULTURA

Generates decent employment for indigenous people, artisans and braiders.

Our current clients contribute to 13 of the 17 Sustainable Development Goals (SDGs).

AGRAPP

Connects investment with agricultural projects, providing assistance, structuring and monitoring for fair commercialization.

How it works

Creci returns principal
with interest
You
(Creci impact investor)
You buy fixed income
bonds from Creci
creci
Issues impact credit products
(that help impact businesses grow)
OPTION TO REINVEST
Your money grows
(from accrued interest)
Businesses repay debts to Creci
Creci lends and invests
Small and Medium
Social Impact Enterprises
(generate social and financial returns)

Join us to receive financial and social returns

As a Creci impact investor, you have the power to help us support small and medium social enterprises chaging the world in a meaningful way.

Pre-register now to invest with purpose and help us create lasting change in our society. We will notify you when the platform is ready.

Pre-register now!

Creci is "testing the waters" under Regulation A under the Securities Act of 1933, as amended, to gauge market demand from potential investors for an offering of securities. No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until an offering statement is filed with, and qualified by, the Securities and Exchange Commission. Any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance given after the qualification date. A person's indication of interest involves no obligation or commitment of any kind.

creci

At Creci, we promote sustainable and equitable economic development by enabling US impact investors to support entrepreneurs who are making a significant social impact.

Contact

+1 (754) 777-8549

investor-services@creci.co

Legal

Data protection policy

Terms of use





https://www.creci.co/en

Dear, CONTACT.FIRSTNAME

We are writing to thank you for being a strong Creci supporter and to share with you that we plan to have our impact investor platform ready in fourth quarter 2021! ***We are very excited about this development and invite you as part of a select group to pre-register and to share the experience with friends who are also interested in impact investing!***

By pre-registering, you will be the first to be notified when the investor platform is live. The platform will allow you to open an account and buy our Creci bonds. ***You will earn a 5% fixed-return on the Creci bonds***. In this interest rate environment, the 5% you earn on our bonds provide a premium over other debt instruments and over the paltry returns earned by savings accounts. We also plan to offer anytime redemptions on the bonds, meaning you can cash out your account whenever you'd like.

In addition to the return you will earn, the funds invested will be allocated to support companies that are working to achieve a number of impact and sustainability goals, including clean water, employment in low-income areas, and education for people in distressed circumstances, among other things.

By pre-registering, you will also join an Impact Investor Community we are forming that will provide you with information on impact investing, the companies we support and the impact they are making. We are also looking into other benefits for our impact investor community members.

We would love for you to continue this journey with us as an impact investor!! By purchasing our Creci bonds, you will be earning a fixed return while investing in a sustainable future.

Sincerely,

Andres Idarraga
CEO

Pravin Rodrigues
COO

****
Disclaimer: Creci is "testing the waters" under Regulation A under the Securities Act of 1933, as amended, to gauge market demand from potential investors for an offering of securities. No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until an offering statement is filed with, and qualified by, the Securities and Exchange Commission. Any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance given after the qualification date. A person's indication of interest involves no obligation or commitment of any kind.



www.creci.co/en

Dear {Name },

We are writing to thank you for being a strong Creci supporter and to share with you that we plan to have our impact investor platform ready In fourth quarter 2021! *We are very excited about this development and invite you as part of a select group to [pre-register](#) as a Creci Impact Investor and to share the experience with friends who are also interested in impact investing!*

By pre-registering, you will be the first to be notified when our investor platform is live. It will allow you to open an account and buy our *Creci Notes*, on which **you will earn a 5% fixed return.** In this interest rate environment, the 5% you earn on our notes provides a premium over other debt instruments and the very small returns earned by savings accounts.

In addition to the financial return you will earn, you will also achieve a social return as the funds invested are allocated to support companies that are working to achieve ambitious impact and sustainability goals: these include clean water, employment in low-income areas, and education for people in distressed circumstances, among other things.

By pre-registering, you will also become part of the *Creci Impact Investor Community* we are building to provide you with information on impact investing, the companies we support and the impact they are making. We are also developing other unique benefits for our community members, and you will be the first to know about these prior to launch.

We would love for you to continue this journey with us as a Creci impact investor!! By purchasing Creci Notes, you will be earning a fixed return while investing in a sustainable future.

If you have already pre-registered, we are thrilled to know that we have great supporters like you.

Sincerely,

Andres Idarraga	Pravin Rodrigues
Co-founder and CEO	Co-founder and COO

****

Disclaimer:
Creci is “testing the waters” under Regulation A under the Securities Act of 1933, as amended, to gauge market demand from potential investors for an offering of securities. No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until an offering statement is filed with, and qualified by, the Securities and Exchange Commission. Any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance given after the qualification date. A person’s indication of interest involves no obligation or commitment of any kind.